UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-22616

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

                       For Period Ended: December 31, 2002


          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

The registrant is filing its Annual Report on Form 10-K for the year ended December 31, 2002 (the "Annual Report") on the date hereof. The Annual Report does not include in Item 15 the financial statements and related notes and financial statement schedules of NTL Europe, Inc. and NTL (Delaware), Inc. as of December 31, 2002 and 2001, and for the three years ended December 31, 2002 required by Rule 3-10 of Regulation S-X. In addition, the Annual Report does not contain the certification required by Rule 13a-14 of the Securities Exchange Act of 1934, as amended, and is not accompanied by the certification required by section 906 of the Sarbanes-Oxley Act of 2002.

                         PART I-- REGISTRANT INFORMATION

Full Name of Registrant:  Temecula Valley Bancorp Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office
(Street and Number): 27710 Jefferson Ave., Suite A-100

City, State and Zip Code: Temecula, CA 92590

                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, or portion thereof could not be filed within the prescribed time period.


               Due to the extensive volume of necessary exhibits that need to be included in the 10K filing, we could not file within the prescribed time period.




                          PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification


    Donald A. Pitcher                                      ( 909) 506-1050
   (Name)                                         (Area Code) (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:
------------

     Since Temecula Valley Bank, N.A. (the "Bank") (Temecula Valley Bancorp Inc.'s wholly-owned subsidiary) opened in December 1996, it has consistently, from year to year, had substantial growth. The Bank, collectively with Temecula Valley Bancorp Inc. (the "Company"), has 199 employees (194 full time equivalent), of which 181 are full time.

     Total assets increased from $190,024,416 at December 31, 2001 to $310,289,097 at December 31, 2002, a 63% increase.

     Total loans, excluding deferred loan fees, increased from $150,963,562 at December 31, 2001 to $272,765,590 at December 31, 2002, an 81% increase.

     The Bank had $198,861 of non-performing loans as of December 31, 2001, of which $92,895 was guaranteed by the SBA, compared to $1,908,169 of non-performing loans as of December 31, 2002, of which $1,077,597 was government guaranteed.

     Investments, which exclude Federal Reserve Bank and Federal Home Loan Bank stock, decreased from $16,400,000 at December 31, 2001 to $0 at December 31, 2002. The change from year to year is largely attributable to loans and servicing assets increasing more than deposits and borrowings. At year-end 2001, all of the investments were in overnight Federal Funds Sold.

     Deposits increased from $172,928,225 at December 31, 2001 to $269,321,220 at December 31, 2002.

     On June 26, 2002 the Company borrowed $7,000,000 by means of a pooled Trust Preferred Note. The note carries a floating rate of the three-month LIBOR plus 3.45%, or currently 4.85%. The up front cost of the borrowing was $211,000 and is being amortized to interest expense over five years, which is the end of prepayment penalty period. The note has a thirty-year maturity. The net amount of $6,789,000 was transferred to the Bank as capital. At the Company, the Trust Preferred borrowing can be treated as tier one capital up to 25% of tier one capital, with the remainder treated as tier two capital.

     A liquidity ratio is the sum of cash and due from banks, net of reserve requirements, federal funds sold, interest-bearing deposits with other financial institutions and investments securities, less amounts pledged to secure deposits and for other purposes, divided by the sum of total deposits, less deposits secured by marketable securities and short-term borrowings. Using this definition, the Bank's liquidity ratio was 13.8% at December 31, 2001 and 4.2% at December 31, 2002.

     The following table provides a comparison of our leverage and risk-weighted capital ratios for the Company as of the dates indicated and the regulatory standards:





                                                                               To Be Well
                                                                           Capitalized Under                Actual Ratio
                                        Minimum Required for Capital       Prompt Corrective                December 31
                                           Adequacy Purposes               Action Provisions                -----------
                                           -----------------               -----------------    2002           2001          2000
                                                                                                ----           ----          ----

Leverage                                          4.0% (1)                        5.0%          8.0%           7.9%          7.5%
Tier 1 risk-based capital                         4.0%                            6.0%          8.7%           9.4%          8.9%
Risk-based capital ratio                          8.0%                           10.0%         10.6%          10.2%          9.9%

-------------------------


(1)The Comptroller may require the Bank to maintain a leverage ratio of up to 100 basis points above the standard minimum.

     For 2002, net income was $4,191,054, or $1.14 per basic share and $1.00 per diluted share. For 2001, net income was $1,803,581, or $.56 per basic share and $.51 per diluted share. The Bank has been profitable every full quarter since it opened, except for the first quarter of 1997. The Company sold $5,933,122 of the unguaranteed portion of SBA 7A loans in 2001, which added $553,457 to the net income. The Company sold $12,573,048 of the unguaranteed portion of SBA 7A loans in 2002, which added $1,232,355 to the net income. The return on average assets was 1.15% in 2001, compared to 1.69% for 2002. The return on average equity was 14.82% for 2001 compared to 24.34% for 2002.

     Net interest income was $9,287,803 in 2001, compared to $13,431,236 in 2002. This relates to a net interest margin of 6.74% in 2001, compared to 6.25% in 2002. The net interest margin decreased in 2001 and 2002 due to the Federal Reserve Bank rate reductions of 4.75% in 2001 and 0.50% in late 2002, even though the loan to deposit ratio increased from 86.90% at December 31, 2001 to 100.78% at December 31, 2002. Loans produced a yield of 9.54% in 2001 and 7.99% in 2002. Investments, which includes Federal Funds sold, FRB stock and FHLB stock, yielded 3.75% in 2001 and 1.87% in 2002. Total interest earning assets yielded 8.73% in 2001 and 7.71% in 2002. The cost of interest bearing deposits was 2.93% in 2001 and 1.89% in 2002. For 2002, the cost of other borrowing was 3.21% and consisted of Federal Funds Purchased, FHLB advances, and Trust Preferred Borrowing. There were no other borrowings in 2001.

     The provision for loan losses for the year ended December 31, 2001 was $400,000 and $2,460,000 for the year ended December 31, 2002.

     Non-interest income of $8,952,310 in 2001 and $17,895,166 in 2002 contributed significantly to earnings. Service charges increased from $786,142 in 2001 to $965,067 in 2002 due to increased number of accounts. Mortgage fees, which is comprised of broker referral income and other fees on mortgage loan originations, increased from $2,004,254 in 2001 to $2,943,730 in 2002 due to a higher volume of single family residence mortgage originations because of the low rate environment. SBA loan servicing income increased from $339,060 in 2001 to $1,129,328 in 2002 due to the increase in the servicing portfolio and servicing rates on loans sold in 2002, generally at higher rates than in 2001. The gain on sale of loans was $4,739,335 in 2001, compared to $11,389,023 in 2002 due to significantly higher SBA and mortgage loan sales.

     Non-interest expense was $14,831,041 in 2001 compared to $21,800,838 in 2002. Salaries and benefits increased from $9,308,724 in 2001 to $14,866,458 in 2002.

     Other expenses increased from $3,201,653 in 2001 to $5,082,210 in 2002 due to higher loan volume, processing expenses and office related expenses associated with the general expansion of the Bank.

     For 2001, the tax expense was $1,205,018 for an effective rate of 40.0% and for 2002 the tax expense was $2,874,054 for an effective rate of 40.7%. Deferred tax assets totaled $819,000 at December 31, 2001 and $1,728,000 at December 31, 2002. Over half of the deferred tax asset is due to the tax deductibility timing difference of the provision for loan loss.






                          Temecula Valley Bancorp Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003                  By: /s/ Donald A. Pitcher
                                         ---------------------------
                                              Donald A. Pitcher
                                              Senior Vice President
                                              Chief Financial Officer